      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 28, 1997



                                                      REGISTRATION NO. 333-27055

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                             OPTEK TECHNOLOGY, INC.
             (Exact name of registrant as specified in its charter)

                  DELAWARE                                      75-1962405
       (State or other jurisdiction of             (I.R.S. Employer Identification No.)
       incorporation or organization)

                             1215 WEST CROSBY ROAD
                            CARROLLTON, TEXAS 75006
                                 (972) 323-2200
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                THOMAS R. FILESI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             1215 WEST CROSBY ROAD
                            CARROLLTON, TEXAS 75006
                                 (972) 323-2200
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   Copies to:


            CHRISTOPHER M. HEWITT                            THOMAS J. MURPHY
            HEWITT & HEWITT, P.C.                         MCDERMOTT, WILL & EMERY
             2612 THOMAS AVENUE                           227 WEST MONROE STREET
             DALLAS, TEXAS 75204                          CHICAGO, ILLINOIS 60606
               (214) 969-0250                                 (312) 372-2000


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

     As soon as practicable after this Registration Statement becomes effective.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MAY 28, 1997


PROSPECTUS

                                 950,000 SHARES

                             OPTEK TECHNOLOGY, INC.

                                  COMMON STOCK


     All of the shares of common stock (the "Common Stock") of Optek Technology, Inc. ("Optek" or the "Company") offered by this Prospectus are being sold by Allstate Insurance Company (the "Selling Stockholder"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder.



     The Common Stock is quoted on the Nasdaq National Market under the symbol "OPTT." On May 22, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $11.75 per share. See "Price Range of Common Stock."


     SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=============================================================================================================
                                           PRICE TO               UNDERWRITING         PROCEEDS TO SELLING
                                            PUBLIC                DISCOUNTS(1)             STOCKHOLDER
-------------------------------------------------------------------------------------------------------------
Per Share                                     $                        $                        $
-------------------------------------------------------------------------------------------------------------
Total(2)(3)                                   $                        $                        $
=============================================================================================================


(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriter against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended. See "Underwriting."



(2) The Company has agreed to pay expenses of the offering estimated at $100,000.


(3) The Selling Stockholder has granted the Underwriter an option for 30 days to purchase up to an additional 78,230 shares of Common Stock at the Price to Public less the Underwriting Discount solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholder will be
    $          , $          , and $          , respectively. See "Underwriting."
                             ---------------------

     The shares of Common Stock are offered by the Underwriter specified herein, subject to receipt and acceptance by it and subject to the right to reject any order, in whole or in part. It is expected that delivery of the certificates representing the shares will be made against payment therefor in Chicago,
Illinois on or about             , 1997.

                          ABN AMRO CHICAGO CORPORATION


                               JUNE      , 1997.

                             OPTEK TECHNOLOGY, INC.

     The following chart sets forth selected customer applications which utilize the Company's sensor technology and the percentage of fiscal 1996 net sales by product group.


     Diagram is a pie chart showing various product groups and their percentages, as follows:



Office Equipment                          37%
Industrial                                26%
Automotive                                19%
Aerospace/Defense                          9%
Medical                                    6%
Communications                             3%



     Examples of applications in each group are also described as follows:

Office Equipment:            ATM Machines, Check Readers, Computer Tape Drives,
                             Credit Card Readers, Mail Sorters, Photocopiers,
                             Point of Sale Terminals, Postal Machines, Printers,
                             Ticket Machines

Industrial:                  Currency & Coin Changers, Electric Motors, Elevator
                             Door Position Sensors, Filling Station Pumps,
                             Optical Encoders, Security Systems, Staplers, Toll
                             Systems, Vending Equipment

Automotive:                  Cam Position Sensors, Crank Shaft Sensors, Ignition
                             Lock Theft Deterrent Systems, Power Van Door
                             Systems

Aerospace/Defense:           Air to Air Missile Control Systems, Infantry
                             Missile Control Systems, Satellite Actuator/Control
                             Systems, Space Station Actuator/Control Systems,
                             Tank Ranging Systems

Medical: Defibrillators, Medical Fluid Analyzers, Medical Fluid Dispensers, Pharmaceutical Dispensers

Communications:              Custom Communication Components, LAN Transceivers



                           INCORPORATION BY REFERENCE


     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). See "Information Incorporated by Reference." Requests for such copies should be directed to the Secretary, Optek Technology, Inc., 1215 West Crosby Road, Carrollton, Texas 75006, telephone number (972) 323-2200.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and related notes thereto appearing elsewhere in this Prospectus or incorporated by reference herein. All references in this Prospectus to "Optek" or the "Company," unless the context indicates otherwise, refer to Optek Technology, Inc. and its wholly-owned subsidiaries. Unless otherwise indicated, this Prospectus assumes the Underwriter's over-allotment option is not exercised. See "Underwriting."


                                  THE COMPANY

     Optek is a leading designer and manufacturer of electronic sensor components and assemblies that detect motion and position for a broad range of applications. The Company utilizes optoelectronic and magnetic field sensing technologies to target non-standard applications that require specialized engineering and manufacturing expertise. The Company sells its products for end use by original equipment manufacturers (OEMs) in the office equipment, automotive, industrial, aerospace/defense, medical and communications markets. The Company believes that in many cases it is the sole source supplier for specific components and assemblies necessary for its customers' applications. In fiscal 1996, major customers included General Motors Corporation, Pitney Bowes, Inc., Xerox Corporation and International Business Machines Corporation.

     Prior to fiscal 1992, the Company's sales to the automotive market were not significant (less than 2% of net sales in fiscal 1991). In fiscal 1992, the Company began production and sale of magnetic field sensors for automotive applications and continued efforts to identify additional applications. As a result of this strategic pursuit of the automotive market, by fiscal 1996 automotive sales represented approximately 19% of net sales. Because of the Company's engineering and manufacturing expertise and customer relationships, the Company has been awarded several additional long-term automotive programs. Sensor components and assemblies are being used increasingly by the automotive industry to improve emission control, fuel economy, safety and performance, while reducing warranty costs. As a result of this increasing demand and the Company's strategy to capitalize on trends in the automotive industry, including single sourcing, that favor high quality, reliable suppliers who provide custom design and testing capabilities, the Company believes that the automotive market represents its most significant opportunity for growth.


     The Company's business objective is to continue to increase net sales and earnings through the design, manufacture and sale of application specific electronic sensors to a diverse worldwide customer base via multiple sales channels. To achieve its objective, the Company has implemented a strategy to:
(i) take advantage of the increasing demand for sensors; (ii) continue to focus on application and customer specific products; (iii) broaden and diversify its customer base; (iv) utilize multiple sales channels for effective market coverage; (v) further enhance its vertically integrated manufacturing capabilities; (vi) expand its technology base and (vii) provide timely delivery of high quality products.



     The Company's manufacturing operations are vertically integrated with facilities located in Carrollton, Texas and Juarez, Mexico. In order to realize significantly reduced labor costs, substantially all of the Company's products are assembled in facilities operated by the Company in Juarez, Mexico. The Company markets its products through its own technical sales staff, independent manufacturers' representatives and independent stocking distributors.



     In the last three fiscal years, the Company has experienced growth in sales and profitability. The Company's net sales have increased from $55.6 million in fiscal 1994 to $67.4 million in fiscal 1996. In addition, operating income has improved from $7.2 million in fiscal 1994 to $15.2 million in fiscal 1996. In the first six months of fiscal 1997, net sales and operating income increased 5.6% and 6.4%, respectively, compared to the first six months of fiscal 1996. Having overcome financial and operational difficulties in the early 1990s and having successfully repositioned the Company to focus on its core competencies in designing and manufacturing high quality custom sensor components and assemblies, the Company believes it has the technological expertise, manufacturing capabilities and financial resources to capture opportunities in the expanding worldwide sensor market.

                                  THE OFFERING

Common Stock offered by the Selling Stockholder............  950,000 shares
Common Stock to be outstanding after the Offering..........  4,072,187 shares(1)
Nasdaq National Market symbol..............................  OPTT

      ---------------------


      (1) Excludes, as of May 2, 1997, (i) 790,885 shares issuable upon exercise of outstanding director and employee stock options, of which options for 356,286 shares are immediately exercisable, and (ii) 3,360,468 shares issuable upon exercise of warrants to purchase Common Stock which are immediately exercisable.


                      SUMMARY CONSOLIDATED FINANCIAL DATA


                                                                                                  SIX MONTHS
                                                       FISCAL YEAR ENDED                            ENDED
                                    -------------------------------------------------------   ------------------
                                    OCT. 30,   OCT. 29,    OCT. 28,     OCT. 27,   OCT. 25,   APR. 26,   MAY 2,
                                    1992(1)    1993(1)    1994(1)(2)    1995(2)    1996(2)    1996(2)     1997
                                    --------   --------   -----------   --------   --------   --------   -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net sales.........................  $58,403    $55,878      $55,625     $62,542    $67,395    $33,091    $34,940
Operating income (loss)...........   (1,494)    (5,272)       7,229      13,098     15,186      6,703      7,132
Earnings (loss) before income
  taxes...........................   (5,897)   (10,059)       3,179       9,996     14,039      5,993      6,970
Net earnings (loss)...............   (5,897)   (10,059)       3,179       9,838     12,895      5,664      4,531
Net earnings(loss) per common and
  common equivalent share.........  $ (1.81)   $ (3.12)     $  0.47     $  1.40    $  1.69    $  0.75    $  0.59
Weighted average number of common
  and common equivalent
  shares(3).......................    3,250      3,224        7,108       7,027      7,627      7,495      7,589



                                                              OCT. 25,   MAY 2,
                                                                1996      1997
                    BALANCE SHEET DATA:                       --------   -------
Working capital.............................................  $ 6,658    $ 8,604
Total assets................................................   25,886     27,013
Long-term debt..............................................    3,428          1
Stockholders' equity........................................   14,067     18,917


---------------


(1) Results for fiscal 1992, 1993 and 1994 include non-recurring charges of $5.0 million, $8.3 million and $1.3 million, respectively, relating to (i) restructuring charges; (ii) write-off of excess and obsolete inventory;
    (iii) losses from the Company's local area network business which was sold in fiscal 1994; and (iv) amortization of deferred development costs. See "Selected Consolidated Financial Data."



(2) Results for fiscal 1994, 1995 and 1996 and the first six months of fiscal 1996 include tax benefits resulting from utilization of net operating loss carryforwards during those periods of $305,000, $3.9 million, $3.2 million and approximately $1.1 million, respectively. All such carryforwards were fully utilized during fiscal 1996.


(3) Includes the dilutive effect of outstanding director and employee stock options and warrants to purchase Common Stock.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     Certain statements contained in this Prospectus or incorporated herein by reference, such as those concerning the Company's business strategy, the expected future demand for sensor products, capital requirements and other statements regarding matters that are not historical facts are forward-looking statements (as such term is defined under the Securities Act of 1933, as amended (the "Securities Act")). Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed herein under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and the documents incorporated by reference herein. The Company undertakes no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                  RISK FACTORS


     AN INVESTMENT IN THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES CERTAIN RISKS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE RISK FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE, PRIOR TO MAKING ANY INVESTMENT IN THE COMMON STOCK.


DEPENDENCE ON AUTOMOTIVE INDUSTRY

     The automotive industry, which accounted for approximately 19% of the Company's net sales during fiscal 1996, represents the fastest area of growth for the Company. The automotive industry is cyclical due to general economic conditions, the level of interest rates, consumer confidence, patterns of consumer spending and the automobile replacement cycle, all of which are beyond the control of the Company. In addition, the Company's customers in the automotive industry are highly unionized and have in the past experienced labor disruptions. Accordingly, automotive production may not increase or may decline in the future. A significant reduction or prolonged interruption in automotive production could have a material adverse effect on the Company.


     Many products sold to the automotive industry are model, engine or system specific and, therefore, have life cycles generally ranging from three to fifteen years. Three to five year product development cycles requiring substantial design and qualification requirements are customary in the sourcing decisions of automotive OEMs. The inability of the Company to develop new products to replace products whose life cycles come to an end or the lack of success of any particular car model, engine or system, the success of which is beyond the control of the Company, could have a material adverse effect on the Company.


     The Company's primary automotive customer has required certain of its suppliers, including the Company, to meet QS9000 quality standards by the end of calendar year 1997. Although the Company anticipates receiving certification with respect to these standards by the required date, failure to do so could have a material adverse effect on the Company.


     There is continuing pressure from the major automotive OEMs to reduce costs, including costs associated with outside suppliers such as the Company. The Company believes that its ability to remain competitive and maintain its profit margins at current levels will depend on its ability to develop new products, to work with its customers to reduce costs on existing products and to continue controlling its own operating expenses.


PRODUCT LIFE CYCLES

     In addition to its automotive products, many products sold by the Company are application specific and, therefore, have life cycles generally ranging from three to fifteen years. Three to five year product development cycles requiring substantial design and qualification requirements are customary in the sourcing decisions of OEMs. The inability of the Company to develop new products to replace products whose life cycles come to an end could have a material adverse effect on the Company.

FOREIGN MANUFACTURING OPERATIONS


     In order to realize significantly reduced labor costs, substantially all of the Company's components and assemblies, which accounted for approximately 81% of the Company's net sales in fiscal 1996, are produced in facilities operated by the Company in Juarez, Mexico. Mexico has enacted legislation to promote the use of such manufacturing operations by foreign companies and continuation of these operations depends upon: compliance with applicable laws and regulations of the United States and Mexico; the availability of less expensive labor; and the continuation of favorable exchange rates. These operations are authorized to operate as Maquiladoras by the Ministry of Commerce and Industrial Development of Mexico. Maquiladora status allows the Company to wholly own its Mexican subsidiaries and to import items into Mexico duty free, provided that such items, after processing, are re-exported from Mexico within six months. Maquiladora status, which must be renewed every two years, is subject to various restrictions and requirements, including: compliance with the terms of the Maquiladora program; proper utilization of imported materials; hiring and training of Mexican personnel; compliance with tax, labor, exchange control and notice provisions and regulations; and compliance with locational constraints.


     Although assembly operations in Mexico continue to be less expensive than comparable operations in the United States, in recent years many companies have established Maquiladora operations in the Juarez area to take advantage of lower labor costs. Increasing demand for labor, particularly skilled labor and professionals, from new and existing Maquiladora operations could result in increased labor costs. The Company may be required to make additional investments in automating equipment to partially offset increased labor costs.

     The loss of Maquiladora status, the inability to recruit, hire and retain qualified employees, a significant increase in labor costs, unfavorable exchange rates or interruptions in the trade relations between the United States and Mexico could have a material adverse effect on the Company.

CUSTOMER CONCENTRATION

     During fiscal 1996, the Company's ten largest customers accounted for approximately 62% of net sales. Two customers, General Motors Corporation and Pitney Bowes, Inc., each accounted for approximately 11% of the Company's net sales for fiscal 1996. Loss of, or the failure to replace, any significant portion of sales to any significant customer could have a material adverse effect on the Company.


     There is continuing pressure from OEMs to reduce costs, including costs associated with outside suppliers such as the Company. The Company believes that its ability to remain competitive and maintain its profit margins at current levels will depend on its ability to develop new products, to work with its customers to reduce costs on existing products and to continue controlling its own operating expenses.


RESTRICTIVE ARRANGEMENTS WITH FIRST SOURCE


     Under the terms of the Company's credit facility with its lender, First Source Financial, Inc. ("First Source"), the Company is required, if certain events occur, to pay First Source additional interest of $2.4 million. The triggering events are any consolidation or merger or sale, transfer or other disposition of all or substantially all of the Company's property, assets or business, other than a consolidation or merger of the Company with a wholly-owned subsidiary of the Company, or any prepayment of the Company's debt to First Source from the proceeds of a public offering or private placement of its debt or equity securities or other financing. The requirement to pay this amount upon the occurrence of any of these events could make more expensive, and therefore delay or prevent, certain transactions involving the Company, including an otherwise desirable acquisition of the Company by a third party.



     Under the terms of the Company's credit facility and the warrant to purchase Common Stock issued to First Source, the Company is restricted from certain transactions without the consent of First Source. These transactions include, but are not limited to, the declaration of dividends, the issuance or redemption of equity securities, disposition of more than 10% of the Company's assets, entering into certain leasing arrangements, certain transactions with its officers, directors and employees, completion of a public offering of debt or equity securities by the Company, and acquisitions and mergers, excluding acquisitions for which disclosure of separate financial statements would not be required under applicable federal securities regulations. To the extent the

Company is prohibited from entering into these transactions, such restrictions may have a material adverse effect on the Company.

REGISTRATION RIGHTS


     After giving effect to the sale of Common Stock by the Selling Stockholder, six beneficial owners hold rights to register up to 3,455,935 shares of Common Stock under the Securities Act. The largest single block of these shares entitled to registration rights is subject to a warrant to purchase Common Stock held by First Source. The warrant grants to First Source the right to purchase 3,150,000 shares of Common Stock at a current price of $0.50 per share. The exercise price is subject to adjustment in the event the Company fails to meet certain performance criteria. The exercise price and number of shares are also subject to adjustment upon the occurrence of certain events in order to address dilution. The warrant expires on October 31, 1998. Pursuant to the terms of the warrant, First Source may require the Company to file a registration statement under the Securities Act on two occasions at the Company's expense and on two occasions at First Source's expense with respect to shares of Common Stock which may be acquired pursuant to the warrant. The Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. Further, whenever the Company proposes to register under the Securities Act any of its securities (other than securities to be issued solely to employees or pursuant to a reorganization of the Company) either for its own account or for the account of other security holders exercising registration rights, the Company is required to notify First Source of the proposed registration and to include, at the Company's expense, all Common Stock which First Source may request in such registration, subject to certain conditions and limitations. The existence or exercise of these rights may have an adverse effect on the market price of the Common Stock.



     By virtue of contractual limitations placed upon these registration rights, First Source and James D. Crownover, the holder of 282,602 shares of Common Stock, have agreed not to sell or otherwise dispose of their shares for a period of ninety (90) days after the effective date of this Registration Statement. Should the Registration Statement not be declared effective by June 15, 1997, the foregoing lock-up provisions will not apply.


COMPETITION

     The Company competes with a range of companies for the custom optoelectronic and magnetic sensor requirements of OEMs producing office equipment, automotive products, industrial products, specialized aerospace/defense and medical applications and communications equipment. Certain of its competitors are companies which are larger, more diversified and have greater financial resources than the Company. The Company believes that its principal competitor for sales of custom sensor components and assemblies is Honeywell, Inc. Competition in the sensor markets served by the Company is primarily based upon custom design capabilities, quality, technology, responsiveness and timely delivery. While the Company believes that its custom design capabilities, quality, responsiveness, engineering and operating efficiencies are competitive advantages, no assurance can be given that the Company will be able to successfully compete with its competitors.

TECHNOLOGICAL CHANGE

     There can be no assurance that the Company will be able, for financial or other reasons, to anticipate and respond to technological changes which may be necessary to satisfy customer needs. While the Company is currently unaware of any technology that would have an adverse effect on its business, there can be no assurance that products or technologies developed by others will not render the Company's products obsolete or non-competitive.

RELIANCE ON KEY PERSONNEL

     Thomas R. Filesi joined the Company in April 1991 and has been its President and a Director since that time. Mr. Filesi has been primarily responsible for directing the corporate strategy which has resulted in the improving financial condition of the Company. Although the Company believes that it has a highly qualified senior management team, the loss of Mr. Filesi's services could have a material adverse effect on the Company. The Company has entered into an employment agreement with Mr. Filesi having a term of three years with evergreen provisions extending the term for an additional year unless either party gives notice of intent not to renew at least six months prior to the end of each year of service.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW

     The Company is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in a business combination (which includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder) with an "interested stockholder" (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of the Company or any person affiliated with such person) for a period of three years following the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which the employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

                          PRICE RANGE OF COMMON STOCK


     The Common Stock is traded on the Nasdaq National Market under the trading symbol "OPTT." The following table sets forth the quarterly high and low sale prices (to the nearest 1/8) of a share of Common Stock for each quarterly period subsequent to relisting on the Nasdaq Stock Market on April 22, 1996, and the high and low bid prices from October 31, 1994 through April 21, 1996 as reported by various market makers. Bid prices represent quotations between dealers in securities without adjustment for retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.



                                                                HIGH        LOW
                                                                ----        ---
1995 Fiscal Year
  First Quarter.............................................    $ 1 5/8     $ 1 1/4
  Second Quarter............................................      2 5/8       1 1/2
  Third Quarter.............................................      5           2 1/2
  Fourth Quarter............................................      7 3/4       5
1996 Fiscal Year
  First Quarter.............................................      8 1/4       7
  Second Quarter............................................     14           9
  Third Quarter.............................................     15 3/4       9 5/8
  Fourth Quarter............................................     11 1/4       9
1997 Fiscal Year
  First Quarter.............................................     13 7/8       9
  Second Quarter............................................     14 1/8      10 1/2
  Third Quarter (through May 22, 1997)......................     12          11

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The selected consolidated financial data presented below at October 30, 1992; October 29, 1993; October 28, 1994; October 27, 1995 and October 25, 1996
and for the fiscal years then ended are derived from the Company's consolidated financial statements, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and which are incorporated by reference herein. The selected consolidated financial data presented below for the Company at April 26, 1996 and May 2, 1997 and for the six month fiscal periods then ended are derived from the unaudited consolidated financial statements of the Company which are incorporated by reference herein. The unaudited consolidated financial data have been prepared on a consistent basis with the audited financial statements and in the opinion of management include all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair presentation of the financial position and results of operations of the Company for the periods covered thereby. Results for interim periods are not necessarily indicative of those to be expected for the year. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the related Notes thereto incorporated by reference herein.



                                                             FISCAL YEAR ENDED                      SIX MONTHS ENDED
                                            ----------------------------------------------------   ------------------
                                            OCT. 30,   OCT. 29,   OCT. 28,   OCT. 27,   OCT. 25,   APR. 26,   MAY 2,
                                              1992     1993(1)    1994(2)    1995(2)    1996(2)    1996(2)     1997
                                            --------   --------   --------   --------   --------   --------   -------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net sales.................................  $ 58,403   $ 55,878   $55,625    $62,542    $67,395    $33,091    $34,940
Cost of sales(3)..........................    43,151     46,499    38,269     38,513     39,010     19,644     20,849
                                            --------   --------   -------    -------    -------    -------    -------
Gross profit..............................    15,252      9,379    17,356     24,029     28,385     13,447     14,091
Product development and engineering
  expenses................................     4,089      3,968     3,591      3,841      4,933      2,450      2,647
Selling, general and administrative
  expenses................................     9,057      7,498     6,536      7,090      8,266      4,294      4,312
Provision for restructuring costs.........     3,600      2,292        --         --         --         --         --
Reduction in value of deferred development
  costs...................................        --        893        --         --         --         --         --
                                            --------   --------   -------    -------    -------    -------    -------
Operating income (loss)...................    (1,494)    (5,272)    7,229     13,098     15,186      6,703      7,132
Other (income) expense:
  Interest expense........................     3,788      3,952     3,685      2,960      1,292        857         81
  Other, net..............................       615        835       365        142       (145)      (147)        81
                                            --------   --------   -------    -------    -------    -------    -------
         Total other expenses.............     4,403      4,787     4,050      3,102      1,147        710        162
                                            --------   --------   -------    -------    -------    -------    -------
Earnings (loss) before income taxes.......    (5,897)   (10,059)    3,179      9,996     14,039      5,993      6,970
Income tax expense........................        --         --        --        158      1,144        329      2,439
                                            --------   --------   -------    -------    -------    -------    -------
  Net earnings (loss).....................  $ (5,897)  $(10,059)  $ 3,179    $ 9,838    $12,895    $ 5,664    $ 4,531
                                            ========   ========   =======    =======    =======    =======    =======
Net earnings (loss) per common share......  $  (1.81)  $  (3.12)  $  0.47    $  1.40    $  1.69    $  0.75    $  0.59
                                            ========   ========   =======    =======    =======    =======    =======
Weighted average number of common and
  common equivalent shares
  outstanding(4)..........................     3,250      3,224     7,108      7,027      7,627      7,495      7,589



                                                                             AS OF
                                           -------------------------------------------------------------------------
                                           OCT. 30,   OCT. 29,   OCT. 28,   OCT. 27,   OCT. 25,   APR. 26,   MAY 2,
                                             1992       1993       1994       1995       1996       1996      1997
                                           --------   --------   --------   --------   --------   --------   -------
BALANCE SHEET DATA:
Working capital (deficit)................  $(25,081)  $  6,865   $ 4,830    $ 4,028    $ 6,658    $ 4,882    $ 8,604
Total assets.............................    48,651     32,146    27,827     26,065     25,886     24,872     27,013
Total current liabilities................    50,789      7,920     8,159      9,175      7,982      7,748      7,695
Long-term debt...........................       111     36,472    28,692     15,996      3,428     10,279          1
Stockholders' equity (deficit)(5)........    (2,302)   (12,340)   (9,148)       810     14,067      6,757     18,917


---------------

(1) Results for fiscal 1993 include losses from the Company's local area network business, which was sold in fiscal 1994, of approximately $1.5 million.



(2) Results for fiscal 1994, 1995 and 1996 and the first six months of fiscal 1996 include tax benefits resulting from utilization of net operating loss carryforwards during those periods of $305,000, $3.9 million, $3.2 million and approximately $1.1 million, respectively. All such carryforwards were fully utilized during fiscal 1996


(3) For fiscal 1992, 1993 and 1994, cost of sales includes $1.4 million, $3.6 million and $1.3 million, respectively, for write-off of excess and obsolete inventory.

(4) Includes the dilutive effect of outstanding director and employee stock options and warrants to purchase Common Stock.

(5) The Company declared no cash dividends during the periods presented.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Optek is a leading designer and manufacturer of electronic sensor components and assemblies that detect motion and position for a broad range of applications. The Company utilizes optoelectronic and magnetic field sensing technologies to target non-standard applications that require specialized engineering and manufacturing expertise. The Company sells its products for end use by OEMs in the office equipment, automotive, industrial, aerospace/defense, medical and communications markets. The Company believes that in many cases it is the sole source supplier for specific components and assemblies necessary for its customers' applications. In fiscal 1996, major customers included General Motors Corporation, Pitney Bowes, Inc., Xerox Corporation and International Business Machines Corporation.

     The Company was incorporated in Texas in October 1979 as Crown Semiconductor, Inc. and reincorporated in Delaware in August 1984, changing its name to Optek Technology, Inc. In July 1988, the Company acquired all of the assets of the Optoelectronics Division of TRW, Inc. ("TRW"). This included its primary plants located in Carrollton and Mineral Wells, Texas and Juarez, Mexico, as well as additional facilities. In order to finance this acquisition, the Company entered into a $37.0 million credit facility with First Source.


     Between fiscal 1989 and fiscal 1991, the Company experienced a decline in revenues of approximately 10%, due primarily to a general downturn in the economy and a reduction in sales of its power semiconductor product line due to the expiration of its largest military contract. During the same period, the Company suffered a significant decline in profitability resulting from (i) losses incurred by a subsidiary developing and selling local area network systems; (ii) failing to control selling, general and administrative expenses and (iii) interest expense primarily related to the TRW acquisition. In addition, the Company incurred costs associated with its efforts to develop magnetic sensor technology for the automotive market. As a result of these events, the Company incurred substantial losses and was not in compliance with certain covenants under its credit facility.



     In 1991, the Company hired Thomas R. Filesi, the Company's President and Chief Executive Officer, to develop and implement a recovery plan for the Company. The recovery plan was implemented over several years and included the following: (i) significant work force reductions; (ii) consolidation of facilities; (iii) discontinuance of the power semiconductor product line and sale of the local area network business; (iv) changes in senior management and
(v) reorganization of manufacturing operations.


     A major goal of the reorganization of the Company's manufacturing operations was to better align production with customer demand through reduction of manufacturing cycle time. This required a reengineering of manufacturing processes and resulted in significant reductions in direct labor, manufacturing overhead, scrap and inventory. The result was a substantial increase in gross margins, from 20.2% in fiscal 1990 to 31.2% in fiscal 1994. In addition, the Company realized increased cash flow, lower debt and interest expense and a return to profitability.


     Further supporting the Company's recovery was the successful entrance into the automotive market. From fiscal 1994 through fiscal 1996, the Company experienced an approximately 10% compounded annual growth rate in net sales. During the same period, net sales of automotive products grew at an approximately 29% compounded annual growth rate. Net sales of automotive products grew from less than 2% of net sales in fiscal 1991 to approximately 19% of net sales in fiscal 1996 and represented approximately 21% of net sales during the first six months of fiscal 1997.

     The following table sets forth the Company's net sales by product group for the last three fiscal years:


                                                                       FISCAL YEAR ENDED
                                                              -----------------------------------
                                                              OCT. 28,     OCT. 27,     OCT. 25,
                                                                1994         1995         1996
                                                              ---------    ---------    ---------
                                                                         (IN MILLIONS)
Office equipment............................................    $21.4        $24.8        $24.7
Automotive..................................................      8.2          9.5         12.9
Industrial..................................................     15.1         16.0         17.7
Aerospace/defense...........................................      5.2          6.4          5.9
Medical.....................................................      4.4          4.1          4.0
Communications..............................................      1.3          1.7          2.2
                                                                -----        -----        -----
         Total..............................................    $55.6        $62.5        $67.4
                                                                =====        =====        =====



     The Company believes that the sale of automotive products represents its major opportunity for growth over the next several years due to the proliferation of sensors in automobiles resulting from the expanded use of microprocessors. The Company expects sales to the office equipment, industrial and medical markets to experience growth consistent with growth in the economy in general. Sales to the communications market consist primarily of fiber optic transmitters and receivers and offer opportunities for additional growth. Sales to the aerospace/defense market are expected to remain relatively flat or decline slightly, but opportunities for sales in certain applications may arise as some manufacturers of aerospace/defense components exit this relatively low volume market.



     Gross margins have continued to increase from 31.2% in fiscal 1994 to 42.1% in fiscal 1996. The Company is experiencing pressure from OEMs to reduce costs. In addition to developing new products and increasing sales levels, the Company's ability to maintain profit margins at current levels will depend on its ability to work with its customers to reduce costs on existing products and to continue to control its own operating expenses.



     The combined effect of higher sales volumes and improved operating margins enabled the Company to generate sufficient cash flows to pay down its long term debt from a high of $39.0 million at the end of fiscal 1992 to $3.4 million at the end of fiscal 1996. As a result, interest expense was reduced from $4.0 million during fiscal 1993 to $1.3 million during fiscal 1996. The remaining debt was repaid during the second quarter of fiscal 1997.



     Results for fiscal 1994, 1995 and 1996 include tax benefits resulting from utilization of net operating loss carryforwards for book and tax purposes during those years of $305,000, $3.9 million, and $3.2 million, respectively. All such carryforwards were fully utilized during fiscal 1996.

RESULTS OF OPERATIONS


     The following table sets forth for the periods indicated the percentage relationship to net sales of certain items in the Company's statements of income and the percentage changes of such items as compared to the indicated prior period:



                                                                                      INCREASE (DECREASE)
                                           PERCENTAGE OF NET SALES                     FROM PRIOR PERIOD
                              --------------------------------------------------   -------------------------
                                                                  SIX MONTHS                          SIX
                                    FISCAL YEAR ENDED                ENDED         FISCAL YEARS     MONTHS
                              ------------------------------   -----------------   -------------   ---------
                                                                                   1994    1995      1996
                              OCT. 28,   OCT. 27,   OCT. 25,   APR. 26,   MAY 2,    V.      V.        V.
                                1994       1995       1996       1996      1997    1995    1996      1997
                              --------   --------   --------   --------   ------   -----   -----     ----
Net sales...................   100.0%     100.0%     100.0%     100.0%    100.0%    12.4%    7.8%      5.6%
Cost of sales...............    68.8       61.6       57.9       59.4      59.7      0.6     1.3       6.1
Product development and
  engineering expenses......     6.5        6.1        7.3        7.4       7.6      7.0    28.4       8.0
Selling expenses............     7.1        6.8        7.5        8.0       7.4      7.5    19.8      (1.8)
General and administrative
  expenses..................     4.6        4.5        4.7        5.0       4.9     10.0    11.7       3.9
Operating income............    13.0       20.9       22.5       20.3      20.4     81.2    15.9       6.4
Interest expense............     6.6        4.7        1.9        2.6       0.2    (19.7)  (56.4)    (90.5)
Earnings before income
  taxes.....................     5.7       16.0       20.8       18.1      19.9    214.4    40.4      16.3
Income taxes................     0.0        0.3        1.7        1.0       7.0    100.0   624.1     641.3
Net earnings................     5.7       15.7       19.1       17.1      13.0    209.5    31.1     (20.0)



  Six Months Ended May 2, 1997 Compared to Six Months Ended April 26, 1996



     Net sales for the first six months of fiscal 1997 were $34.9 million, up 5.6% compared to net sales of $33.1 million for the first six months of fiscal 1996. This increase was the result of higher automotive net sales of $1.7 million and higher commercial (office equipment, industrial, medical and communications) net sales of $460,000. Partially offsetting the increase were lower sales of high reliability (aerospace/defense) products due to approximately $600,000 of one-time sales in the second quarter of fiscal 1996.



     Cost of sales was $20.8 million, or 59.7% of net sales, in the first six months of fiscal 1997 compared to $19.6 million, or 59.4% of net sales, during the comparable period of fiscal 1996. This increase in cost of sales as a percentage of net sales was primarily the result of (i) the reduction in higher margin aerospace/defense sales from the second quarter of fiscal 1996 as discussed above, (ii) a change in product mix within the commercial product group favoring lower margin component products and (iii) costs related to the preparation for a ramp-up of automotive component production expected to occur in the second half of fiscal 1997.



     Product development and engineering expenses during the first six months of fiscal 1997 were $2.6 million, or 7.6% of net sales, compared to $2.5 million, or 7.4% of net sales during the comparable period of the previous fiscal year.



     Selling, general and administrative expenses in the first six months of fiscal 1997 totalled $4.3 million, or 12.3% of net sales, compared to $4.3 million, or 13.0% of net sales, during the comparable period of fiscal 1996. The decrease in selling, general and administrative expenses as a percentage of net sales was due to net sales increasing while expenses remained essentially the same from period to period.



     Operating income for the period was $7.1 million, or 20.4% of net sales, compared to $6.7 million, or 20.3% of net sales, in the first six months of fiscal 1996. The improvement from fiscal 1996 was the result of the factors discussed above.



     Other expenses, consisting primarily of interest expense, were $162,000 in the first six months of fiscal 1997 compared to $710,000 in the first six months of fiscal 1996. This decrease was the result of the continued reduction of long term debt.

     Income tax expense during the first six months of fiscal 1997 was $2.4 million compared to $329,000 during the comparable period of fiscal 1996. Tax expense increased as a result of the Company having fully utilized its remaining net operating loss carryforwards during fiscal 1996. The Company expects to be on a fully taxed basis during all of fiscal 1997.



     As a result of the factors discussed above, net earnings for the first six months of fiscal 1997 were $4.5 million versus $5.7 million in the first six months of fiscal 1996.


  Fiscal Year Ended October 25, 1996 Compared to Fiscal Years Ended October 27, 1995 and October 28, 1994

     Net sales for fiscal 1996 were $67.4 million versus $62.5 million in fiscal 1995 and $55.6 million in fiscal 1994. The increase from fiscal 1995 to fiscal 1996 was attributable to increases in commercial net sales of $1.9 million and automotive net sales of $3.4 million offset by a decrease in net sales of high reliability optoelectronic products of $400,000. The increase from fiscal 1994 to fiscal 1995 was a result of increases in commercial net sales of $4.5 million, automotive net sales of $1.2 million and high reliability optoelectronics product net sales of $1.2 million.


     Cost of sales in fiscal 1996 was 57.9% of net sales versus 61.6% of net sales in fiscal 1995 and 69.0% of net sales in fiscal 1994. The improvements in fiscal 1996 and 1995 were the result of higher production volumes resulting in lower unabsorbed fixed costs, continued efforts to reduce manufacturing cycle times, favorable exchange rates as well as cost reduction and yield improvement programs. In addition, fiscal 1995 showed an improvement of $1.2 million, or approximately 2% of net sales, resulting from the absence of additional provisions for excess and obsolete inventories versus fiscal 1994.



     Product development and engineering expenses in fiscal 1996 were $4.9 million, or 7.3% of net sales, compared to $3.8 million, or 6.1% of net sales in fiscal 1995 and $3.6 million, or 6.5% of net sales in fiscal 1994. These expenses were primarily related to the development of new products and processes. The increase in fiscal 1996 relates to additional development costs for fiber optic connectors, used in telecommunications, and magnetoresistive technologies, used primarily in automotive applications. In addition, certain expenses were incurred to refurbish the engineering and product development labs. The improvement in the percentage to net sales in fiscal 1995 as compared to fiscal 1994 was due to net sales increasing at a greater rate than expenses.



     Selling, general and administrative expenses in fiscal 1996 were $8.3 million, or 12.3% of net sales, versus 11.3% of net sales in fiscal 1995 and 11.8% of net sales in fiscal 1994. The increase in expenses in fiscal 1996 over fiscal 1995 was primarily attributable to an increase in sales commissions and expenses related to refurbishment of the sales and customer service areas.


     Operating income was $15.2 million in fiscal 1996, $13.1 million in fiscal 1995 and $7.2 million in fiscal 1994. The improvements in fiscal 1996 and fiscal 1995 were the result of the aforementioned increase in sales volume and improvements in cost of sales as discussed above.

     Other expenses consist primarily of interest expense which decreased in fiscal 1996 and fiscal 1995 due to the continued reduction of long-term debt.


     Income tax expense was $1.1 million, or 1.7% of net sales, in fiscal 1996 versus $200,000, or 0.3% of net sales, in fiscal 1995. This was the result of the Company fully utilizing its net operating loss carryforwards during fiscal 1996.


     As a result of the factors discussed above, net earnings for fiscal 1996 were $12.9 million versus $9.8 million in fiscal 1995 and $3.2 million in fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES


     As reflected in the Company's consolidated statements of cash flows, the Company generated approximately $6.3 million in cash from operations during the first six months of fiscal 1997. The largest single use of cash (approximately $3.4 million) was to retire the Company's outstanding debt.



     The Company generated approximately $13.5 million in cash from operations in fiscal 1996. The largest single use of cash (approximately $12.6 million) continued to be the reduction of the Company's outstanding debt. The remaining cash was used primarily for capital expenditures. Operating cash flows were approximately $13.6 million in fiscal 1995 and approximately $8.0 million in fiscal 1994. The improvement was a direct result of the factors discussed above under the "Results of Operations."



     In fiscal 1997, the Company estimates capital expenditures will be approximately $3.0 million in the aggregate to support anticipated increases in demand for the Company's automotive products during fiscal 1998 and 1999. The Company also anticipates higher expenditures for federal income taxes in fiscal 1997 due to the Company's full utilization of its net operating loss carryforwards during fiscal 1996.



     In the second quarter of fiscal 1997, the Company completely repaid amounts outstanding under its credit facility with First Source. The credit facility continues to provide a $10.5 million working capital line. Amounts drawn on the working capital line bear interest at one-half percentage point over the reference rate announced from time to time by the First National Bank of Chicago, Chicago, Illinois and mature on October 31, 1997. The credit facility expires October 31, 1997, but can be renewed for an additional one year period at the option of the Company. The credit facility contains certain affirmative and negative covenants which require the Company, among other things, to maintain minimum net worth, as defined, and to satisfy certain financial ratios. The covenants also restrict investments, capital expenditures and additional debt and prohibit payment of dividends. The Company was in compliance with all debt covenants during fiscal 1996.


     The Company presently anticipates that it will generate sufficient cash from operations to meet its obligations, including its capital requirements, for the foreseeable future. Any unanticipated expansion or contraction of its business or future acquisitions may require the Company to draw upon its working capital line or obtain other financing.

SEASONALITY

     Because the Company's first fiscal quarter includes the holiday season, which impacts customer order entry and also includes an annual facilities shutdown, this quarter has traditionally been the Company's lowest in terms of net sales and operating income. The following table presents unaudited quarterly net sales and operating income for each of the Company's last ten fiscal quarters:


                                                               FISCAL YEAR ENDED
                       -------------------------------------------------------------------------------------------------
                                       1995                                    1996                          1997
                       -------------------------------------   -------------------------------------   -----------------
                        FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND
                       QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                       -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
                                                                (IN THOUSANDS)
Net sales............  $13,250   $15,584   $16,497   $17,211   $15,040   $18,051   $16,834   $17,470   $16,689   $18,251
Operating income.....    1,781     3,102     4,247     3,968     2,499     4,204     4,275     4,208     3,102     4,030



NEW ACCOUNTING STANDARDS


     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings per Share, which establishes new standards for computing and presenting earnings per share. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997 and requires restatement of all prior-period earnings per share data. Early application of SFAS 128 is not permitted. The Company's adoption of the provisions of SFAS 128 will result in the dual presentation of basic and diluted earnings per share on the Company's income statement. Diluted earnings per share as calculated under SFAS 128 is not expected to materially differ from primary earnings per share amounts previously presented.

                                    BUSINESS

GENERAL


     Optek is a leading designer and manufacturer of electronic sensor components and assemblies that detect motion and position for a broad range of applications. The Company utilizes optoelectronic and magnetic field sensing technologies to target non-standard applications that require specialized engineering and manufacturing expertise. The Company sells its products for end use by OEMs in the office equipment, automotive, industrial, aerospace/defense, medical and communications markets. The Company believes that in many cases it is the sole source supplier for specific components and assemblies necessary for its customers' applications. In fiscal 1996, major customers included General Motors Corporation, Pitney Bowes, Inc., Xerox Corporation and International Business Machines Corporation.



     The worldwide sensor market is expected to grow from approximately $9.1 billion in 1995 to approximately $11.8 billion in 1998. The sensor market is comprised of four major product types: position and proximity; pressure; flow; and temperature. The Company competes primarily in the position and motion portion of the position and proximity sensor market, which includes both standard and custom products. The Company estimates that the global market for its sensor components and assemblies is approximately $840 million. As the number of electronic devices incorporated into automobiles and other industrial and commercial equipment continues to increase, the market for sensors is projected to continue to expand. Many advanced electronic systems require electronic inputs from sensors which measure and feed back information on performance to microprocessors. New sensor applications are driven by government regulations and customer demand. The automotive, industrial and communications markets are expected to continue to grow as manufacturers look for ways to improve the performance, efficiency and accuracy of systems control and monitoring functions.


BUSINESS STRATEGY

     The Company's business objective is to continue to increase net sales and earnings through the design, manufacture and sale of application specific electronic sensors to a diverse worldwide customer base via multiple sales channels. To achieve its objective, the Company has implemented a strategy with the following key elements:

     Take Advantage of Increasing Demand for Sensors. The increase in demand for sensors is expected to continue as electronics are used to automate, enhance and control more functions in a large and diverse group of products. Microprocessors are increasingly being incorporated in a wide variety of products. Sensors, which provide input to the microprocessor, can be added to increase a product's functionality and/or performance. As a result of the Company's engineering and manufacturing expertise, the Company believes it is well positioned to take advantage of the anticipated increased demand for sensors.


     Focus on Application and Customer Specific Products. Companies that compete on the basis of the functionality and performance of their products often require sensors that are unique and specific to their product. In addition, a customer's application may necessitate electrical, optical, and mechanical packaging characteristics which are specific to the application and to the customer. The Company has structured its operations to effectively and efficiently handle the design and manufacture of customer specific products in relatively low to moderate annual unit volumes. A majority of the Company's net sales are custom sensor components and assemblies. The Company strives to enhance and leverage its application expertise to help maintain its position as a leading and innovative manufacturer of custom electronic sensor components and assemblies and, therefore, limit competition based solely on price.


     Broaden and Diversify Customer Base. The Company has in the past and will continue to focus on broadening and diversifying its customer base. The Company currently produces sensor products for a wide number of applications over a diverse range of products. The Company categorizes its markets as office equipment, automotive, industrial, aerospace/defense, medical and communications. Within each market the Company has multiple customers and often provides a customer with multiple sensor products for various product lines.

     Utilize Multiple Sales Channels for Effective Market Coverage. The Company sells its products via a combination of eight direct technical sales personnel, 21 independent manufacturers' representatives and 44 electronics parts distributors, both domestically and internationally. The multiple sales channels enable more efficient and wider coverage of available markets. The Company's technical sales personnel, together with the Company's engineering staff, seek to develop long-term relationships with customers by working closely with them throughout all phases of new product development and subsequent production. In addition, independent manufacturers' representatives provide additional market coverage for the Company. The Company selects representatives on their ability to effectively interface with its customers' engineers. Distributors are typically utilized where customers are outsourcing their electronics parts purchasing and inventory functions. The Company believes that the combination of its own technical sales people together with independent sales representatives and distributors allows the Company to market its products on a cost-effective basis.



     Enhance Manufacturing Capabilities as a Competitive Strength. The Company utilizes its vertically integrated manufacturing structure as a strategic strength to develop new products and to more effectively compete. The Company's vertically integrated operations allow it to design, manufacture and test its products. Integrated manufacturing capabilities enable the Company to rapidly respond to customer requests for development of new products and design changes to existing products without the vulnerability to lead times often experienced when using outside sources. Rapid response in product development is a key requirement among its customers. The Company's manufacturing capabilities allow the Company to produce sensor and LED semiconductor chips, tools and plastic molds, plastic assemblies, discrete, assembly, hybrid and high reliability components, printed circuit boards and wire and cable assemblies.



     Expand Technology Base. The Company endeavors to add to its technology base as a means to increase the number and variety of customers and applications to which its sensors can be applied. The Company has successfully added magnetic field sensor technologies including Hall Effect and more recently magneto-resistivity. The Company has also extended its optoelectronic technologies by developing fiber optic communications products. The Company has utilized internal and external development and may in the future acquire or license new or enhanced technologies.



     Provide Timely Delivery of High Quality Products. The Company utilizes consistent high product quality as a means to retain customer business and limit price competition. As customers have moved to "just in time" inventory management, products are often shipped directly to the production line without incoming inspection. The Company utilizes advanced machinery and production techniques, incorporates raw materials conforming to stringent quality standards and individually tests each of its products in an effort to manufacture products of consistent high quality and reliability.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Directors and executive officers of the Company are as follows:


                    NAME                      AGE                        POSITION
                    ----                      ---                        --------
Grant A. Dove...............................  68    Director and Chairman of the Board
Thomas R. Filesi............................  62    Director, President and Chief Executive Officer
Michael E. Cahr.............................  57    Director
William H. Daughtrey, Jr. ..................  57    Director
Rodes Ennis.................................  61    Director
Wayne Stevenson.............................  61    Director
William J. Collinsworth.....................  46    Vice President, Finance and Chief Financial Officer
Richard G. Dahlberg.........................  44    Vice President, Engineering
Thomas S. Garrett...........................  50    Vice President, Operations
Robert J. Kosobucki.........................  45    Vice President, Worldwide Sales and Marketing



     Mr. Dove was elected a Director of the Company in July 1989 and Chairman of the Board in March 1993. He is currently a managing partner of Technology Strategies & Alliance, a strategic planning and investment banking firm. He spent 28 years with Texas Instruments, Inc. retiring in 1987 as Executive Vice President. He then served as Chairman and Chief Executive Officer of Microelectronics and Computer Technology Corporation, a research and development consortium, retiring in 1992. He currently serves on the boards of the Cooper Cameron Corporation, a public company engaged in oilfield services; U.S. WEST, Inc., a public company engaged in telecommunications; Control Data Systems, Inc., a public company engaged in computer systems integration; Intervoice, Inc., a public company engaged in telecommunications equipment and software sales; and Fore Front Group, Inc., a public company engaged in personal computer and internet software.



     Mr. Filesi became President and a Director of the Company in April 1991 and Chief Executive Officer in March 1992. Before joining the Company, he was with Motorola, Inc. Semiconductor Products Sector for 21 years, completing his tenure there as Director of Manufacturing, RF Products.


     Mr. Cahr was elected a Director of the Company in August 1988. He is President and Chief Executive Officer of Allscrips Pharmaceuticals, Inc., a private company engaged in the sale of prepackaged pharmaceuticals, having served in that capacity since January 1995. Until late 1994 he was Manager of Venture Capital at Allstate Insurance Company in Northbrook, Illinois, having been with Allstate Insurance Company since 1987.


     Mr. Daughtrey was elected a Director of the Company in March 1992. Mr. Daughtrey is currently President of Princeton Associates, Inc., a management consulting firm which he founded in January 1991. On September 1, 1995, JGB Industries, Inc., a company for which Mr. Daughtrey had formerly served as interim President and Chief Executive Officer from November 1993 to August 1995, filed for protection under Chapter 11 of the Bankruptcy Code.



     Mr. Ennis was elected a Director of the Company in February 1987. Mr. Ennis acts as a general management consultant and formerly served as President of the Journeys and Hardy Divisions of Genesco, Inc., a publicly-owned footwear retailer, from March 1990 to December 1992.



     Mr. Stevenson was elected a Director of the Company in September 1992. Since 1986, Mr. Stevenson has been the Chairman and Chief Executive Officer of CSI Control Systems International, Inc., a private firm engaged in the manufacture and installation of environmental controls for the commercial market.


     Mr. Collinsworth joined the Company as Vice President, Finance, and Chief Financial Officer in October 1996. From 1991 until joining the Company, he was an independent financial consultant specializing in start-up and troubled companies. In that role, he worked with several private companies and also served as interim Chief Operating Officer and Chief Financial Officer for Intellicall, Inc., a provider of telecommunications services and equipment, from April 1992 to September 1993 and Chief Financial Officer for Value Added Communications, Inc. ("VAC"), a provider of telecommunications services and equipment, from June 1994 to October 1994. In November 1995, VAC filed for protection under Chapter 11 of the Bankruptcy Code.

     Mr. Dahlberg was elected Vice President, Engineering in March 1994. Mr. Dahlberg has been employed by the Company since 1983 and has served in various engineering capacities. He is a Registered Professional Engineer in the State of Texas.


     Mr. Garrett joined the Company in October 1991 as Vice President, Operations. In April 1988, he founded Garrett Consulting Group and was President of that firm until December 1990, at which time it merged with Northwest Technology Group, Inc. These companies provided comprehensive consulting services to the micro-electronics and other high technology related industries.



     Mr. Kosobucki joined the Company as Vice President, Worldwide Sales and Marketing in July 1995. From 1991 until joining the Company, he served in various strategic marketing and sales capacities for Summagraphics Corp., a publicly-owned manufacturer of computer-based printers and plotters, most recently as Director of Strategic Sales and Product Marketing. He is a Registered Professional Engineer in the State of New York.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth information regarding the Common Stock owned at May 9, 1997 and as adjusted to reflect the sales of the shares offered by this Prospectus by (i) each stockholder known to the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's executive officers and Directors, (iii) all executive officers and Directors as a group, and (iv) the Selling Stockholder. To the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to the table.



                                                         SHARES                               SHARES
                                                      BENEFICIALLY                         BENEFICIALLY
                                                      OWNED BEFORE         NUMBER          OWNED AFTER
                                                      OFFERING(1)         OF SHARES        OFFERING(1)
                                                  --------------------      BEING      --------------------
                      NAME                         NUMBER      PERCENT     OFFERED      NUMBER      PERCENT
                      ----                        ---------    -------    ---------    ---------    -------
First Source Financial, Inc.(2).................  3,150,000      43.6%          --     3,150,000      43.6%
2850 W. Golf Rd., 5th Floor
Rolling Meadows, IL 60008
Allstate Insurance Company......................  1,028,230      25.3      950,000        78,230       1.9
3075 Sanders Road G5D
Northbrook, IL 60062
James D. Crownover..............................    282,602       6.9           --       282,602       6.9
P.O. Box 7812
Horseshoe Bay, TX 78657
Thomas R. Filesi(3).............................    358,833       8.7           --       358,833       8.7
1180 Emerald Sound Blvd.
Oak Point, TX 75068
Grant A. Dove(4)................................    206,601       4.8           --       206,601       4.8
15301 Dallas Parkway
Suite 840
Dallas, TX 75248
Michael E. Cahr(5)..............................     43,000       1.1           --        43,000       1.1
William H. Daughtrey, Jr.(6)....................      4,500         *           --         4,500         *
Rodes Ennis(7)..................................     43,600       1.1           --        43,600       1.1
Wayne Stevenson(8)..............................     15,750         *           --        15,750         *
William J. Collinsworth.........................        450         *           --           450         *
Richard G. Dahlberg(9)..........................     37,755         *           --        37,755         *
Thomas S. Garrett(10)...........................     92,332       2.3           --        92,332       2.3
Robert J. Kosobucki(11).........................     17,998         *           --        17,998         *
All executive officers and Directors as a group
  (10 persons)(12)..............................    820,819      18.5           --       820,819      18.5


---------------

   *  Less than 1%.

 (1) Includes shares of Common Stock not outstanding which are subject to rights to acquire shares exercisable or to become exercisable within 60 days of May 9, 1997.


 (2) Consists of 3,150,000 shares which may be acquired at any time prior to October 31, 1998 upon exercise of a warrant at a current price of $0.50 per share. The exercise price is subject to adjustment in the event the Company fails to meet certain performance criteria. The exercise price and number of shares are also subject to adjustment upon the occurrence of certain events in order to address dilution.



 (3) Includes 36,000 shares which are presently exercisable pursuant to incentive stock options at a price of $2.31 per share. Also includes 8,500 shares which are presently exercisable at a price of $2.125 per share, 10,000 shares which are presently exercisable at a price of $6.05 per share and 3,333 shares which are presently exercisable at a price of $11.97 per share pursuant to options issued under the Company's Long-Term Stock Investment Plan.

 (4) Includes 10,000 shares which are presently exercisable at a price of $1.53 per share pursuant to warrants issued to the Company's non-employee Directors and 3,500 shares which are presently exercisable at a price of $2.11 per share and 3,500 shares which are presently exercisable at a price of $1.04 per share pursuant to options awarded under the Company's Directors' Formula Award Plan. Also includes 8,759 shares which are presently exercisable at a price of $1.11 per share, 38,462 shares which are presently exercisable at a price of $0.65 per share and 131,580 shares which are presently exercisable at a price of $0.19 per share, all issuable pursuant to warrants issued for services performed by Mr. Dove as Chairman of the Board during the fiscal quarters ended April 30, 1993, July 31, 1993 and October 29, 1993.

 (5) Includes 10,000 shares which are presently exercisable at a price of $1.53 per share pursuant to warrants issued to the Company's non-employee Directors and 3,500 shares which are presently exercisable at a price of $2.11 per share, 3,500 shares which are presently exercisable at a price of $1.04 per share, 3,500 shares which are presently exercisable at a price of $0.44 per share, 3,500 shares which are presently exercisable at a price of $1.83 per share, and 3,500 shares which are presently exercisable at a price of $11.97 per share pursuant to options awarded under the Company's Directors' Formula Award Plan. Also includes 5,500 shares owned of record by Mr. Cahr's wife of which Mr. Cahr may be deemed the beneficial owner.

 (6) Includes 3,500 shares which are presently exercisable at a price of $11.97 per share pursuant to options awarded under the Company's Directors' Formula Award Plan.

 (7) Includes 10,000 shares which are presently exercisable at a price of $1.53 per share pursuant to warrants issued to the Company's non-employee Directors and 3,500 shares which are presently exercisable at a price of $2.11 per share, 3,500 shares which are presently exercisable at a price of $1.04 per share, 3,500 shares which are presently exercisable at a price of $0.44 per share, 3,500 shares which are presently exercisable at a price of $1.83 per share and 3,500 shares which are presently exercisable at a price of $11.97 per share pursuant to options awarded under the Company's Directors' Formula Award Plan.


 (8) Includes 1,750 shares which are presently exercisable at a price of $2.18 per share pursuant to options awarded under the Company's Long-Term Stock Investment Plan and 3,500 shares which are presently exercisable at a price of $1.04 per share, 3,500 shares which are presently exercisable at a price of $0.44 per share, 3,500 shares which are presently exercisable at a price of $1.83 per share and 3,500 shares which are presently exercisable at a price of $11.97 per share pursuant to options awarded under the Company's Directors' Formula Award Plan.


 (9) Includes 6,666 shares which are presently exercisable at a price of $6.05 per share, and 2,666 shares which are presently exercisable at a price of $11.97 per share pursuant to options issued under the Company's Long-Term Stock Investment Plan.

(10) Includes 6,666 shares which are presently exercisable at a price of $6.05 per share and 2,666 shares which are presently exercisable at a price of $11.97 per share pursuant to options issued under the Company's Long-Term Stock Investment Plan.

(11) Includes 3,333 shares which are presently exercisable at a price of $3.10 per share, 6,666 shares which are presently exercisable at a price of $6.05 per share and 2,666 shares which are presently exercisable at a price of $11.97 per share pursuant to options issued under the Company's Long-Term Stock Investment Plan.


(12) Includes 89,162 shares which may be acquired upon exercise of employee stock options presently exercisable, 91,250 shares which are presently exercisable pursuant to warrants and options issued to the Company's non-employee Directors, and 178,801 shares which are presently exercisable pursuant to warrants issued for services rendered.

                                  UNDERWRITING

     ABN AMRO Chicago Corporation (the "Underwriter") has agreed subject to the terms and conditions specified in the Underwriting Agreement among the Company, the Underwriter and the Selling Stockholder (the "Underwriting Agreement") to purchase from the Selling Stockholder 950,000 shares of Common Stock.

     The Underwriting Agreement provides that the obligations of the Underwriter thereunder are subject to approval of certain legal matters by its counsel and to various other conditions. The Underwriter is committed to purchase all of the shares of Common Stock offered hereby, if any are purchased.


     The Company and Selling Stockholder have been advised by the Underwriter that the Underwriter proposes to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess
of $          per share and that the Underwriter and such dealers may reallow to other dealers, including the Underwriter, a discount not in excess of
$          per share. After completion of the Offering, the public offering price and other selling terms may be changed by the Underwriter.


     The Selling Stockholder has granted to the Underwriter an option for 30 days to purchase up to an additional 78,230 shares of Common Stock at the public offering price per share less the underwriting discount set forth on the cover page of this Prospectus solely to cover over-allotments, if any.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriter and its controlling persons against certain liabilities under the Securities Act or to contribute to payments the Underwriter or such persons may be required to make in respect thereof.

     The Underwriter has informed the Company that it does not intend to confirm sales of Common Stock to any accounts over which it exercises discretionary authority.


     The Company, its directors and executive officers and the Selling Stockholder have agreed for a period of 90 days after the date of this Prospectus not to register for sale, sell, offer, contract to sell, grant an option for sale or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock without the prior written consent of the Underwriter (excluding certain issuances of Common Stock by the Company in connection with employee benefit plans). By virtue of contractual limitations placed upon their registration rights, First Source, the holder of a warrant to purchase 3,150,000 shares of Common Stock, and James D. Crownover, the holder of 282,602 shares of Common Stock, have agreed not to sell or otherwise dispose of their shares for a period of ninety (90) days after the effective date of the Registration Statement. Should the Registration Statement not be declared effective by June 15, 1997, the lock-up provisions affecting First Source and Mr. Crownover will not apply.



     In connection with this Offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions pursuant to which the Underwriter may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriter also may create a short position for the account of the Underwriter by selling more Common Stock in connection with the Offering than it is committed to purchase from the Selling Stockholder, and in such case the Underwriter may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriter may also cover all or a portion of such short position by exercising the Underwriter's over-allotment option referred to above. In addition, the Underwriter may impose "penalty bids" under contractual arrangements whereby it may reclaim from a dealer participating in the Offering, for the Underwriter's account, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriter in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid might also affect the price of the Common Stock to the extent that it could discourage resales of the security. Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Underwriter and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission (the "Commission"). In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriter and dealers are not required to engage in passive market making and may end passive market making activities at any time.


                                 LEGAL MATTERS


     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Hewitt & Hewitt, P.C., Dallas, Texas. Mr. Hewitt, a principal of Hewitt & Hewitt, P.C., beneficially owns 8,500 shares of Common Stock and is the Secretary of the Company. Certain legal matters will be passed upon for the Underwriter by McDermott, Will & Emery, Chicago, Illinois.


                                    EXPERTS

     The consolidated financial statements and schedule of Optek Technology, Inc. as of October 25, 1996 and October 27, 1995, and for each of the years in the three-year period ended October 25, 1996, have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents have been filed with the Commission (File No. 0-16304) pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") and are incorporated herein by reference and made a part of this
Prospectus:


          1. The Company's Annual Report on Form 10-K for the year ended October 25, 1996, as amended by Form 10-K/A;



          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended January 31, 1997 and May 2, 1997; and


          3. Description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A.


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Company's Common Stock shall be deemed to be incorporated herein by reference and made a part of this Prospectus from the respective filing dates of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements, and other information with the Commission. Such reports, proxy statements, the Registration Statement related to this Offering and other information filed by the Company can be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048.


     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements made in the Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to, or incorporated by reference in, the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by reference to the copy of the applicable documents filed with the Commission. The Registration Statement and the exhibits thereto may be inspected, without charge, at the offices of the Commission or copies thereof may be obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above. The Registration Statement and other information filed by the Company with the Commission are also available at the web site maintained by the Commission on the World Wide Web at http://www.sec.gov.

                ================================================


NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN CONNECTION WITH THIS OFFER AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                             ---------------------

                               TABLE OF CONTENTS


                                     PAGE
                                     ----
Prospectus Summary.................    3
Cautionary Statement Regarding
  Forward-Looking Information......    5
Risk Factors.......................    5
Price Range of Common Stock........    8
Selected Consolidated Financial
  Data.............................    9
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........   10
Business...........................   15
Management.........................   17
Principal and Selling
  Stockholders.....................   19
Underwriting.......................   21
Legal Matters......................   22
Experts............................   22
Information Incorporated by
  Reference........................   22
Available Information..............   23


                ================================================
                ================================================
                                 950,000 SHARES
                             OPTEK TECHNOLOGY, INC.
                                  COMMON STOCK
                                   PROSPECTUS
                                    ABN AMRO
                              CHICAGO CORPORATION


                                 June   , 1997


                ================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following are estimated expenses (other than the SEC registration fee and the NASD filing fee) of the issuance and distribution of the securities being registered, all of which will be paid by the Company.


Securities and Exchange Commission Registration Fee.........  $  3,623
NASD Filing Fee.............................................     1,696
Accounting Fees and Expenses................................    20,000
Legal Fees and Expenses.....................................    40,000
Transfer Agent and Registrar Fees and Expenses..............       500
Printing and Engraving Expenses.............................    12,000
Miscellaneous...............................................    22,181
                                                              --------
          TOTAL.............................................  $100,000
                                                              ========



     The Company intends to pay all expenses of registration, issuance and distribution, excluding underwriting discounts and commissions, with respect to the shares being sold by the Selling Stockholder.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law empowers the Registrant to indemnify its current and former directors, officers, and certain other persons against certain expenses incurred by them in connection with any suit to which they were or are a party or are threatened to be made a party by reason of their serving in such positions, so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of the Registrant, however, the power to indemnify does not extend to judgments or settlement amounts and, unless the court determines that indemnification is appropriate, indemnification is not available for the benefit of such persons who are adjudged to be liable to the Registrant. The Delaware General Corporation Law also provides for mandatory indemnification of any director, officer, employee or agent against expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the Delaware General Corporation Law provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases. The statute also empowers the Registrant to purchase and maintain insurance for such persons with respect to liability arising out of or in connection with their capacity or status with the Registrant. The Registrant maintains liability insurance for the benefit of its officers and directors.


     The statute further specifically provides that the indemnification authorized thereby shall not be deemed exclusive of any other rights to which any such officer or director may be entitled under any bylaws, agreements, vote of stockholders or disinterested directors or otherwise. Article VI of the Registrant's Bylaws provides for the indemnification of directors, officers, and certain other persons within the limitations of Section 145. Section 7 of the Underwriting Agreement, filed as Exhibit 1.1 hereto and incorporated herein by reference, provides for indemnification of the directors, controlling persons and officers of the Registrant against certain liabilities relating to claims based upon the offering.

ITEM 16. EXHIBITS



     Exhibits



          *1.1           -- Underwriting Agreement.
           5.1           -- Opinion and Consent of Hewitt & Hewitt, P.C.
          23.1           -- Consent of KPMG Peat Marwick LLP
          23.2           -- Consent of Hewitt & Hewitt, P.C. Reference is made to
                            Item 5.1.
          24.1           -- Power of Attorney. Reference is made to the Signature
                            Page.


---------------


* Filed herewith.


ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act") each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.


     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carrollton, State of Texas, on the 28th day May, 1997.


                                            OPTEK TECHNOLOGY, INC.

                                            By:      /s/ THOMAS R. FILESI
                                              ----------------------------------
                                                       Thomas R. Filesi
                                                          President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

                /s/ THOMAS R. FILESI                   President, Chief Executive             May 28, 1997
-----------------------------------------------------    Officer, and Director (Principal
                  Thomas R. Filesi                       Executive Officer)

             /s/ WILLIAM J. COLLINSWORTH               Vice President -- Finance              May 28, 1997
-----------------------------------------------------    (Principal Financial and
               William J. Collinsworth                   Accounting Officer)

                   /s/ RODES ENNIS*                    Director                               May 28, 1997
-----------------------------------------------------
                     Rodes Ennis

                   /s/ GRANT DOVE*                     Director                               May 28, 1997
-----------------------------------------------------
                     Grant Dove

                /s/ WILLIAM DAUGHTREY*                 Director                               May 28, 1997
-----------------------------------------------------
                  William Daughtrey

                  /s/ MICHAEL CAHR*                    Director                               May 28, 1997
-----------------------------------------------------
                    Michael Cahr

                 /s/ WAYNE STEVENSON*                  Director                               May 28, 1997
-----------------------------------------------------
                   Wayne Stevenson

          *By: /s/ WILLIAM J. COLLINSWORTH
  ------------------------------------------------
               William J. Collinsworth
                  Attorney-In-Fact

                                 EXHIBIT INDEX

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------

          *1.1           -- Underwriting Agreement.
           5.1           -- Opinion and Consent of Hewitt & Hewitt, P.C.
          23.1           -- Consent of KPMG Peat Marwick LLP
          23.2           -- Consent of Hewitt & Hewitt, P.C. Reference is made to
                            Item 5.1.
          24.1           -- Power of Attorney. Reference is made to the Signature
                            Page.

---------------


* Filed herewith.